STAGING CONNECTIONS

RECEIVED

2007 SEP 17 A 10:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Registered Office
68-72 Lilyfield Road
Locked Bag 21
Rozelle NSW 2039
Australia

T +61 2 9556 8880
F +61 2 9556 8887
W www.stagingconnections.com

Staging Connections Group Limited
ABN 69 033 269 701

28 August 2007

07026503

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549
USA
Mailstop: Room 3628

Dear Sir/Madam

SUPPL

STAGING CONNECTIONS GROUP LIMITED (formerly AAV Limited)
Reference: 82-5040 US Exchange: OTC
APPLICATION FOR RULE 12g3-2(b) EXEMPTION

This is an application for amendment to the existing Rule 12g3-2(b) exemption for the purposes of future electronic publication submissions.

We advise that the address of the Staging Connections Group Limited website is

www.stagingconnections.com.au

Would you please grant this amendment to the existing Rule 12g3-2(b) exemption for the purposes of future electronic publication submissions.

Yours sincerely

Jeffrey Krug
Chief Financial Officer/Company Secretary

cc. Donna Kiely, Relationship Manager
The Bank of New York Representative Office,
Melbourne, Vic., Australia

PROCESSED
SEP 21 2007
THOMSON FINANCIAL

Jw 9/17

END